# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oddity Tech Ltd., CIK 0001907085
CUSIP: M7518J104
Title of class of securities: Class A ordinary shares, par value NIS 0.001 per share
Address of issuer's principal executive offices: 8 Haharash Street, Tel Aviv-Jaffa, Israel (L3), 6761304
Date of event which requires filing of this statement: 05/16/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-014602
Filed by CIK 0002008137

## Reporting persons
- Holtzman Oran: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 12,899,450; shared voting power 0; sole dispositive power 12,899,450; shared dispositive power 0; aggregate amount beneficially owned 12,899,450 (23% of the class)
  Comment: Note to Rows 5, 7, 9 & 11 - Represents 12,899,450 ordinary shares of Issuer held by Oran Shilo Investments LP ("Shilo") as of May 16, 2025, all of which are beneficially owned by Oran Holtzman ("Mr. Holtzman"). Shilo is controlled by Mr. Holtzman, and Mr. Holtzman has voting control and investment power over the shares of the Issuer that are held by Shilo.
  
  Note to Rows 5, 7, 9 & 11 - Consists of (i) 1,352,450 Class A ordinary shares and (ii) 11,547,000 Class B ordinary shares.
  
  Note to Rows 5, 7, 9 & 11 - Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share and upon the occurrence of certain other events as described in the Issuer's amended and restated articles of association. In addition, each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon the sale or transfer of such Class B ordinary share, other than in connection with transfers to certain permitted transferees, as described in the Issuer's amended and restated articles of association.
  
  Note to Row 11 - To calculate the percentage of Class A ordinary shares beneficially owned by the Reporting Persons, Class B ordinary shares held by the Reporting Persons were treated as converted into Class A ordinary shares. The beneficial ownership percentage was calculated based on a total of 44,596,772 Class A ordinary shares and 11,547,000 Class B ordinary shares outstanding as of March 31, 2025, with such share amounts provided by the Issuer.
  
  Note to Row 11 - The beneficial ownership percentage reported does not reflect the ten-for-one voting power of the Class B ordinary shares. The 12,899,450 Class A and Class B ordinary shares held by the Reporting Persons represent 73% of the aggregate combined voting power of the Class A ordinary shares and Class B ordinary shares as of March 31, 2025.
- Oran Shilo Investments LP: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 12,899,450; shared voting power 0; sole dispositive power 12,899,450; shared dispositive power 0; aggregate amount beneficially owned 12,899,450 (23% of the class)
  Comment: Note to Rows 5, 7, 9 & 11 - Represents 12,899,450 ordinary shares of Issuer held by Oran Shilo Investments LP ("Shilo") as of May 16, 2025, all of which are beneficially owned by Oran Holtzman ("Mr. Holtzman"). Shilo is controlled by Mr. Holtzman, and Mr. Holtzman has voting control and investment power over the shares of the Issuer that are held by Shilo.
  
  Note to Rows 5, 7, 9 & 11 - Consists of (i) 1,352,450 Class A ordinary shares and (ii) 11,547,000 Class B ordinary shares.
  
  Note to Rows 5, 7, 9 & 11 - Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. Each Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share and upon the occurrence of certain other events as described in the Issuer's amended and restated articles of association. In addition, each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon the sale or transfer of such Class B ordinary share, other than in connection with transfers to certain permitted transferees, as described in the Issuer's amended and restated articles of association.
  
  Note to Row 11 - To calculate the percentage of Class A ordinary shares beneficially owned by the Reporting Persons, Class B ordinary shares held by the Reporting Persons were treated as converted into Class A ordinary shares. The beneficial ownership percentage was calculated based on a total of 44,596,772 Class A ordinary shares and 11,547,000 Class B ordinary shares outstanding as of March 31, 2025, with such share amounts provided by the Issuer.
  
  Note to Row 11 - The beneficial ownership percentage reported does not reflect the ten-for-one voting power of the Class B ordinary shares. The 12,899,450 Class A and Class B ordinary shares held by the Reporting Persons represent 73% of the aggregate combined voting power of the Class A ordinary shares and Class B ordinary shares as of March 31, 2025.

## Item 1. Issuer
Name of issuer: Oddity Tech Ltd.
Address of issuer's principal executive offices: 8 Haharash Street, Tel Aviv-Jaffa, Israel, 6761304

## Item 2. Person Filing
Name of person filing:
Oran Holtzman

Oran Shilo Investments, L.P. ("Shilo")
Address of principal business office or, if none, residence:
Oran Holtzman: 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel

Shilo: 8 Haharash Street, Tel Aviv-Jaffa, 6761304, Israel
Citizenship:
Oran Holtzman: Israel

Shilo: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: See row 9 of cover page.
Percent of class: See row 11 of cover page.
Sole power to vote or to direct the vote: See row 5 of cover page.
Shared power to vote or to direct the vote: See row 6 of cover page.
Sole power to dispose or to direct the disposition: See row 7 of cover page.
Shared power to dispose or to direct the disposition: See row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Holtzman Oran: /s/ Oran Holtzman, Oran Holtzman (05/23/2025)
- Oran Shilo Investments LP: /s/ Oran Holtzman, Oran Holtzman, as director of Oran Holtzman (Aesthetics) Ltd., Oran Shilo Investment LP's general partner (05/23/2025)